Exhibit 17.1
Gordon F. DuGan
July 6, 2010
Members of the Board of Directors
W. P. CAREY & CO. LLC
50 Rockefeller Plaza
New York, New York 10020
Dear Sirs:
This letter will serve to memorialize my resignation from WP Carey & Co. LLC (the “Company”) as both a director and its chief executive officer, as well as all other positions I may hold with the Company’s subsidiaries, effective immediately.
This is not how I expected my long tenure with the Company would end. However, given irreconcilable differences of opinion concerning the degree of authority and control that should be exercised by the Chairman over day-to-day operations, as well as a difference of opinion with the Chairman regarding the strategic direction of the Company, I feel my resignation at this time would be not only in my best interest, but in the best interest of the Company and its stockholders.
I am gratified that I leave the Company as it is performing well and in a solid financial position. I wish the Company well in the future.
Sincerely,
Gordon F. DuGan